SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                Report on Form 6-K for the Month of January 2003
                             Dated January 29, 2003

                         Commission File Number 1-14520

                           BANCO TOTTA & ACORES, S.A.
                 (Translation of registrant's name into English)

                                  Rua Aurea, 88
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F  |X|              Form 40-F |_|

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes |_|                      No  |X|

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)


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

Annex 1 Banco Totta & Acores, S.A. (the "Bank") has published and released in Portugal the attached release containing its unaudited comparative consolidated results for the year ended December 31, 2002. The Bank has reported consolidated net income of Euro 210 million for the financial year 2002.

                      Presentation of Financial Information

            The unaudited consolidated financial information hereafter presented in the attached release is derived from the consolidated financial statements of the Bank and its consolidated subsidiaries for the interim periods ended December 31, 2002 and 2001. The data presented has been prepared in accordance with generally accepted principles of Portugal ("Portuguese GAAP"). Portuguese GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America. See Note 26 to the Bank's audited consolidated financial statements for the fiscal year ended December 31, 2001 contained in the Bank's Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCO TOTTA & ACORES, S.A.


                                        By:  /s/ Maria do Rosario Bettencourt
                                            ------------------------------------
                                                 Maria do Rosario Bettencourt
                                                 Vice-President

Date: January 29, 2003


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

                                                                         Annex 1

              Grupo TOTTA

                                                                 Press release

                                                      January 28th, 2003
For further information please contact:
Lisbon                                                       New York
Luis Bento dos Santos 351 21 321 15 27              Jaime Cano 1(212)350-3903
Joao Veiga Anjos 351 21 318 04 48

GROUP TOTTA OF PORTUGAL NET INCOME UP 6% TO EUR 210 MILLION IN 2002

Group Totta net income rose 5.6% in 2002 to Eur 209.6 million. The efficiency ratio stood at 45.6%, a significant improvement of 4.8 percentage points from 2001, while ROE rose to 20.1% from 19.1% in 2001.

o Net income was Eur 210 million at the end of 2002, a 6% increase over 2002; ROE rose from 19.1% in December 2001 to 20.1% in December 2002.

o     EPS increased 6%.

o Net interest revenue reached Eur 626.7 million in December 2002 and net operating revenue was stable at Eur 912.7 million, for the same period on a comparative basis*.

o Net commissions rose 18.4% in 2002 to Eur 189.5 million, mainly due to a 33.3% increase in investment funds.

o     Operational costs decreased 10.8%, from Eur 466.7 million in 2001 to Eur
      416.5 million in 2002. The efficiency ratio improved from 50.4% to 45.6% at the end of 2002.

o Operating income rose 10.5%, on a comparative basis*, reaching Eur 435.9 million at the end of 2002, against Eur 394.5 million in 2001.

o Customer funds increased 6.3% to Eur 23,043 million, while customer loans rose 7.3% to Eur 20,638 million.

o The NPL ratio (more than 90 days past due) improved to 1.8% from 2.0%. The NPL Coverage (more than 90 days past due) reached 138% in 2002 (144.6% in 2001), in line with the usual prudential ratios of the Group.

o     Solvency ratio at 11% (provisional)

o Group Totta was considered the best bank in Portugal by Exame, Euromoney and The Banker magazines.

o Group Totta was the first banking group in Portugal to achieve a Global Quality Certification according to the ISO 9001:2000 rule.


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

(*)To be comparable with the 2002 figures, 2001 figures were adjusted by the impact of the sale of Chemical SGPS (made last year under the restructuring of the Group). Although this transaction had no impact on the net profit, adjustments were made to dividends, provisions and extraordinary results to make the figures comparable on an item per item basis.


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

Lisbon, January, 28th 2003 - Banco Totta in Portugal, announced today its results for the year 2002

Grupo Santander Central Hispano in Portugal comprises the activities of Banco Santander Portugal, Banco Santander Negocios, Banco Totta & Acores and Credito Predial Portugues.

According to Antonio Horta Osorio, the Chairman of Totta Group, "In a year with an increasingly unfavourable economic environment and weak capital markets, Totta Group registered growth of 6% in net income and earnings per share, with high solvency ratios and provisioning levels in line with the conservative policy of the Group.

The Bank thus exceeded the objectives set for 2002 by reaching a ROE of 20%, an efficiency ratio of less than 46% and market shares for the products it defined as strategic above our targets: Housing Mortgage, Investment Funds and Insurance.

Our activity has also been influenced by strong innovation in several products launched during the year, such as a totally personalised Credit Card and the Housing Mortgage products "Super Oferta Lar" and "Factor 22." During the year, we were awarded three distinguished international and national banking performance prizes and have obtained, for the first time in Portugal and for the whole of the banking sector, the global Quality Certification ISO 9001:2000. These awards acknowledge the quality of the work of the Group, which we consider as an additional stimulus to our total commitment towards the quality of service provided to our customers."

RESULTS

Net income of Group Totta rose 5.6% to Eur 209.6 million in 2002. Net income before taxes rose 5.5% to Eur 287.1 million (Eur 272.1 million in 2001). As a result the ROE improved from 19.1% to 20.1%, for the same period.

The Chemical SGPS sale transaction in 2001 (following the Group's assets split with BCP Group) had diverse impact on the accounts, specifically in dividends received (+ Eur 22.4 million), in Provisions (+ Eur 7.7 million) and in the Extraordinary Results (- Eur 30.1 million). However, though it had no impact in terms of net income, a pro-forma income statement was drafted to make 2001 figures comparable to 2002 on a item per item basis.

Reflecting the increase in business volumes (customer funds rose 6.3% and customer loans increased 7.3%), net operating revenue was Eur 912.7 million at the end of 2002.

Following 2002 strategy to focus on lower risk segments, net interest revenue was Eur 626.7 million at the end of last year, compared to Eur 669.0 million in 2001. As a result of the growth in investment funds (+33.3%), commissions increased 18.4% in 2002, reaching Eur 189.5 million. Net commissions and other income increased 12.2% and earnings from financial operations rose 7.7%, over the same period.


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

Operational costs decreased 10.8%, compared to 2001, despite the increase on the number of branches. Of special note was a decrease of 15.8% in personnel costs and a stabilization on general expenses (decreased 0.2%). This performance is a consequence of new processes and technologic resources adopted, as well as of the personnel reduction and renewal policy in place during the last years.

The operational costs reduction together with the evolution of the operating revenue, resulted in a better cost-to-income ratio of 45.6% in 2002 (50.4% in 2001), meeting in advance the Group's target of attaining a cost-to-income ratio of 45% through 2003.

BALANCE SHEET AND ACTIVITY

During 2002, commercial activity was mainly focused on increasing customer's funds and mortgage credit through the launching of new products and the adjustment of the existing ones to the market conditions, in order to increase cross selling and value-added to clients. Of special note were Super Oferta Lar and Credito Habitacao Factor 22, in the mortgage loans segment and Supersatisfacao, a combined product of a term deposit with an investment fund.

Net assets amounted to Eur 26.9 billion at the end of 2002, a decrease of 1.8% compared to the previous year. Business volumes increased 6.3% reaching Eur 45.3 billion, over the same period.

Loans to customers rose 7.3% and reached Eur 20.6 million.

Credit portfolio expansion was mainly supported by the mortgage lending segment, the core business of Credito Predial and a fundamental product at Totta and Santander networks. Also of note was the Super Oferta Lar campaign, launched in the three commercial networks of the Group in the beginning of the second half of the year: the success of this product relies in the offer to the customer, at the time of the contract, of a special allowance to buy furniture. The campaign Factor 22, launched in October 2002, offered 22 advantages to the customer, including very attractive repayment terms and an insurance policy guaranteeing the installments payment in case of illness or unemployment. At the same time, a new sale concept named Simpac Habitacao was introduced allowing the simplification and improvement of the quality of the information given to the customer during the credit proposal. The Credito Oferta Carro, also offered across the three networks, contributed significantly to the increase of the market share as well as the improvement of the conditions on mortgage credit transfers.

In the consumer loans segment, there were several initiatives taken during the year. These included a range of products of pre-granted credit ( Credito Pre-Concedido Permanente and Credito Pre-Concedido Mensal) which involved a wide range of customers.

As a result of the credit portfolio quality and the Group's risk control policy, overdue loans (+90 days) fell to 1.8% of the total loan portfolio as of December 2002 (2.0% in December 2001). Coverage by provisions (+90 days) reached 138% in the same period (144.6 % in 2001).

Customer Funds increased 6.3% to Eur 23,043 million. Our strategy was supported by the monthly launching of a capitalization insurance product and of a structured product, and also by mixed liability products composed of term deposits, funds and tax efficient products.

Among the specific actions taken during 2002, the launch of Supersatisfacao was a highlight. This product that combines a term deposit with a stock exchange fund, a capitalization insurance, a structured product, a PPR/E, a FPR/E or a PPA, as well as Superconta Ordenado, a key tool to strengthen the relationship with customers.

As a result, bonds issued to clients rose 34.5% to Eur 3,284 million, and investment funds (distributed) strongly increased by 33.3%, reaching Eur 3,728 million. Customer deposits were stable at Eur 14,997 million.

Regarding insurance products, mention should be made of the new capitalization insurance products, launched in the three commercial networks, including Euro Rendimento Seguro (I and II), several series of Santander Aforro Seguro, the Rendimento Semestral and the Rendimento Crescente. In structured products, the Group launched, during the year and on a monthly basis, a mix of bonds and term deposits with very innovative characteristics: Obrigacoes de caixa Euro Preco, Mundial 2002, Crescente, Santander Crescimento Garantido, Max 4, Multisatisfacao (I and II), Real Estate, Valor Europa, Valor Oriente, Crescimento Europa 22, CPP Cabaz Classico, Max Desporto and Investimento Banca, as well as term deposits Euro Range, Crescente 2 and 3 years (I and II), Duo Rendimento fixed and floating rate, Euro Dolar valorizacao (I and II), Duplo Rendimento, DP Crescimento Europa 22 and Investimento Banca. In funds, several mergers occurred during 2002 which allowed a simplification and adjustment of the products range; changes in investment funds names and an update of Fundo Valor Futuro FPR/E also occurred during 2002.

In the credit cards segment, the Group focused on second holders and immigrants, as well as on new personalized cards. The Group began issuing pre-granted cards to new customers at the time of the opening of an account and the first rechargeable and personalized cards were launched.

During the last year the Group also signed several agreements with Universities, aimed at launching products directed exclusively to students and teachers as well as several other products, namely the "intelligent cards", and the creation of selling points at the Universities.

INVESTMENT BANKING

Banco Santander de Negocios Portugal net income rose 56% to Eur 34.9 million in 2002 compared to 2001. The cost-to-income ratio decreased 15.7 percentage points to 23.9%. The ROE reached 26.7% at the end of 2002, compared to 20.5% in 2001.

In the area of Corporate Finance, highlights were: (i) the organization and leadership of a public tender offer of SONAE SGPS over Modelo Continente SGPS SA in the amount of around Euro 546 million; (ii) the advisory services provided to Indra in the cross border acquisition of CPC-IS; (iii) the advisory services provided to the establishment of a joint venture between the Grupo Salvador Caetano and HBF Banco Financiero, for the Spanish market; (iv) a "private placement" of Biotecnol shares with Portuguese investors; (v) the advisory services to the Grupo Salvador Caetano in the acquisition of R. Benet, S.A and
(vi) the advisory services to Recoletos in the acquisition of Economica. In the area of structured finance special mention should be made to the Portuguese Structured Location and the US Cross Border Lease implemented to the Metropolitano de Lisboa EP and the Metro do Porto, S.A in the total amount of Eur 105,5 million and Eur 97,2 million, respectively.

Trading activity was mainly developed using directional interest rate and foreign exchange positions, interest rate arbitrage (within Europe) and equity positions (intra sector), always within restricted risk limits.

In Capital Markets, the Group maintained a regular and consistent supply of innovative structured products designed for retail and private customers, mainly through the launching of cash bonds and term deposits. Highlights include the launching of the first public offer of bonds indexed to Euro zone inflation, bonds indexed to a Stock Exchange Investment Fund and also bonds indexed to the evolution of a mortgage investment fund. The volume of structured products placed in the retail market in 2002 exceeded Eur 600 million, higher than the volume for 2001. The Group maintained in 2002 a market share well above 15%.

In Institutional Custody, the volume of assets under custody increased by 27%, and the number of settled transactions rose by 19%. The level of quality of the custody services granted by the Group continues to deserve international recognition as confirmed by the excellent classifications obtained from Northern Trust, the Global Custodian and the Global Investor.

The year 2002 was a particularly difficult year for the stock markets in general and for the Euronext Lisbon in particular. The fall in stock market indexes had a strong impact in the amount of transactions and in the return resulting from activity. In this difficult scenario BSN Dealer reinforced its market share in the stock exchange market, growing from around 10% in 2001 to around 16% in 2002, reaching the second place in the national ranking.

ASSET MANAGEMENT AND INSURANCE

Investment Funds under management reached Eur 3,578 millions, an increase of 33.3% from 2001. The group focused on low risk products, namely Fundos Poupanca Reforma/Educacao (FPR/E) and fixed income funds, which represented more than 80% of total funds managed. As of December 2002, the following funds reached the Top 3 of their respective category ranking : Multiobrigacoes, Fundo FPR/E, Santander PPA and Santander Accoes Portugal.

Totta Seguros, the life insurance company of the Group, issued, during 2002, premiums in the amount of Eur 622 million, an increase of around 130%. Market share increased from 6.6% in 2001 to 14.2% in 2002, maintaining the 4th place among the life insurance companies. In the segment of financial insurance products, Totta Seguros ranked second, with a market share of 20%.

INSTITUTIONAL BACKGROUND

Santander Central Hispano (SAN.MC, STD.N) is the largest financial group in Spain and Latin America, and the second largest bank in the Euro Zone by market capitalization. Founded in 1857, it has forged important business initiatives in Europe, including a 13-year old alliance with the Royal Bank of Scotland, ownership of the third largest banking group in Portugal and the leading independent consumer finance franchise in Germany. It has a pre-eminent position in Latin America, with US$92 billion in assets and 23 million customers served by 4,327 offices in 11 countries, with a particular focus on the major markets of Brazil, Mexico and Chile. The Group recorded US$1.06 billion in net attributable income from Latin America in the first nine months of 2002.

GROUP TOTTA IN PORTUGAL

-------------------------------------------------------------------------------------
                                                Dec. 02        Dec. 01       %Change
-------------------------------------------------------------------------------------
         Million Euros

-------------------------------------------------------------------------------------
Earnings per Share                                 2.00           1.89         +5.6%
Loans & Advances to Customers                    20,638         19,240         +7.3%
Customers Funds                                  23,043         21,681         +6.3%
Investment Funds (distributed)                    3,728          2,797        +33.3%
Other Resources                                   1,035            501       +106.6%
Net Interest Income                               626.7          669.0         -6.3%
Net Commissions and Other Income                  243.1          216.6        +12.2%
Operating Revenue                                 912.7          925.5         -1.4%
Total Operating Income                            435.9          394.5         +10.5%
Income Before Taxes                               287.1          272.1         +5.5%
Net income                                        209.6          198.5         +5.6%
Efficiency Ratio                                   45.6%          50.4%        -4.8 p.p.
ROE                                                20.1%          19.1%        +1.0 p.p.
Past Due Loans (+90th days) / Total Loans           1.8%           2.0%        -0.2 p.p.
Coverage Ratio +90th days                         138.0%         144.6%        -6.5 p.p.
Employees in Portugal                             6,683          7,033         -350
Branches in Portugal                                606            587          +19
-------------------------------------------------------------------------------------

 (*)The 2001 figures, to be comparable with the 2002 figures, were adjusted by the impact of the sale of chemical SGPS (made last year under the restructuring of the Group). Although this transaction had no impact on the net profit of the Group, adjustments were made to dividends, provisions and extraordinary results to make the figures comparable on an item per item basis.


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    BANCO TOTTA & ACORES - Consolidated Balance Sheet as of 31 December 2002

-------------------------------------------------------------------------------

                                                  Dec. '02    Dec. '01*   Var.%
ASSETS                          Million Euros

Cash & Inter Bank Accounts                           2,656      5,030    -47.2%
Loans & Advances to Customers                       20,638     19,240     +7.3%
Investment Portfolio/Participation                   1,836      1,485    +23.7%
Fixed Assets and Other Assets                        1,737      1,611     +7.8%
TOTAL ASSETS                                        26,868     27,366     -1.8%

LIABILITIES AND EQUITY           Million Euros

Interbank Deposits                                   4,819      5,224     -7.8%
Customers Deposits                                  14,997     15,940     -5.9%
Securities issued                                    3,284      2,442    +34.5%
Accrual & Deferrals and Other Liabilities            1,451      1,553     -6.6%
Subordinated Debt                                      723        799     -9.5%
Shareholder's Equity + Minority Interest             1,595      1,407    +13.3%
TOTAL LIABILITIES AND EQUITY                        26,868     27,366     -1.8%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Million Euros

Investment Funds (distributed)                       3,728      2,797    +33.3%
Other Resources                                      1,035        501   +106.6%
-------------------------------------------------------------------------------

BANCO TOTTA & ACORES - Consolidated Income Statement as of 31 December

-------------------------------------------------------------------------------
Million Euros

Net Interest Income                                  626.7      669.0     -6.3%
Earnings from Financial Operations                    42.9       39.8     +7.7%
Net Fees, Commissions & Other Net Income             243.1      216.6    +12.2%
Total operating Revenue                              912.7      925.5     -1.4%

Administrative Expenses                             (416.5)    (466.7)   -10.8%
Personnel Expenses                                  (266.6)    (316.6)   -15.8%
Other Administrative Expenses                       (149.8)    (150.0)    -0.2%
Depreciation                                         (60.3)     (64.3)    -6.3%
Operating Cashflow                                   435.9      394.5    +10.5%
Net Provisions + Extraordinary & Other Profits      (148.9)    (122.3)   +21.7%
Income Before taxes and Minorities                   287.1      272.1     +5.5%
Income Tax                                           (43.2)     (37.4)   +15.7%
Minoritary Interest                                  (34.3)     (36.3)    -5.5%
Net Income                                           209.6      198.5     +5.6%
Earnings per Share                                    2.00       1.89     +5.6%
-------------------------------------------------------------------------------

(*)The 2001 figures, to be comparable with the 2002 figures, were adjusted by the impact of the sale of chemical SGPS (made last year under the restructuring of the Group). Although this transaction had no impact on the net profit of the Group, adjustments were made to dividends, provisions and extraordinary results to make the figures comparable on an item per item basis.


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